Letter to stockholders

Results for January–September 2004

Implementing growth strategy and strong financial performance

- **Milestones in implementing OMV's growth strategy achieved this year:** On July 23, OMV signed an agreement to acquire 51% of the Romanian oil and gas company SNP Petrom and closing continues to be expected for Q4/04. In Exploration and Production the existing portfolio has been streamlined and Marketing activities were expanded. The two large acquisitions, BAYERNOIL and Preussag, which OMV made last year, were integrated successfully and contributed positively to these strong results.

- **Strong financial performance in the first nine months:** EBIT increased by 56% to EUR 742 mn due to asset disposals and growth in E&P and in R&M, while clean EBIT net of special items improved by 35% to EUR 672 mn. Net income grew by 67% to EUR 507 mn helped by strong income from equity investments. EPS amounted to EUR 18.80, with clean EPS up by 45% to EUR 17.07.

- **Clean quarterly results exceed excellent earnings of Q2/04: Clean EBIT** in Q3/04 increased by 24% to EUR 294 mn mainly driven by a strong performance in Refining due to higher volumes and lower crude supply cost as well as significantly higher realized oil prices in E&P. **Clean net income** of EUR 203 mn was up by 29% on the previous quarter due to lower net interest charges and a lower effective tax rate of 32.5%. Therefore **clean EPS** was EUR 7.56.

- A strong positive free cash flow of EUR 555 mn in the first nine months allows a reduction of net debt, leading to a **gearing ratio** of 19% at the end of September.

Q3/04	Q3/03	%	in EUR mn	1–9/04	1–9/03	%	2003
277	155	80	EBIT	742	476	56	644
294	155	90	Clean EBIT	672	497	35	705
191	109	76	Net income	507	304	67	393
203	109	85	Clean net income	460	317	45	433
7.14	4.05	76	EPS in EUR	18.80	11.29	66	14.60
7.56	4.08	85	EPS clean in EUR	17.07	11.80	45	16.10

Move & More. OMV

Wolfgang Ruttenstorfer, CEO of OMV

"In the first nine months of this year we have achieved profitable growth and have made a significant step towards achieving our stated targets for 2008. The acquisition of the 51% of SNP Petrom, signed on July 23, 2004, represents a unique strategic opportunity which will strengthen our leading position in the attractive CEE market. Important actions toward closing of the transaction have already been made and the observer team that is currently in Romania is preparing for closing and consolidation. We are still expecting to close the transaction in Q4/04.

The financial performance of the Group improved significantly during the course of the year. The successful integration of the recent acquisitions, streamlining our portfolio and capitalizing on a very favorable trading environment were the main drivers behind this strong set of results. A good cash flow allowed for a reduction of the gearing ratio down to 19%, ahead of the largest acquisition in OMV's history."

Key figures

Q3/04	Q3/03	%	in EUR mn	1–9/04	1–9/03	%	2003
3,019	2,131	42	Sales [1]	7,481	5,606	33	7,644
277	155	80	EBIT [2]	742	476	56	644
294	155	90	Clean EBIT [3]	672	497	35	705
284	156	82	Income from ordinary activities	756	456	66	596
191	109	76	Net income	507	304	67	393
203	109	85	Clean net income [3]	460	317	45	433
132	50	166	Net income according to US GAAP	387	269	44	372
416	180	131	Cash flow [4]	906	692	31	939
7.14	4.05	76	EPS ACC in EUR	18.80	11.29	66	14.6
7.56	4.08	85	EPS ACC clean in EUR	17.07	11.80	45	16.1
4.93	1.85	166	EPS US GAAP in EUR	14.39	9.53	51	13.3
15.46	6.69	131	CFPS in EUR [4]	33.73	25.76	31	35
6,210	6,189	0	Employees	6,210	6,189	0	6,137

[1] sales excluding petroleum excise tax
[2] earnings before interest and tax
[3] adjusted for special, non-recurring items
[4] net cash provided by operating activities

Segmental highlights

E&P: Field development plan for Pohokura approved; Cabimas oil field in Venezuela sold; first oil from the Howe field in the UK; six new exploration licenses in the UK, thereof two operated by OMV.

Gas: Expansion of TAG increases results; Nabucco pipeline project on track.

R&M: Acquisition of the remaining 50% of the OMV Istrabenz joint venture; agreement reached to sell 25.1% share in Rompetrol.

Chemicals: Melamine margins under pressure; melamine capacity expansion on track.

Results for January–September and Q3 2004

OMV, the Central European oil and gas group, announces its financial results for the first nine months of 2004 (1-9/04) and the third quarter (Q3/04) ended September 30, 2004.

The **first nine months of 2004** showed a strong financial performance compared to the same period last year due to growth in the segments Exploration and Production (E&P) as well as Refining and Marketing (R&M), and due to profits on asset disposals. **EBIT** grew by 56% to EUR 742 mn and **net income** rose by 67% to EUR 507 mn (1-9/03: EBIT of EUR 476 mn, net income of EUR 304 mn). Results were supported by steadily increasing crude prices, higher production volumes of gas in E&P, high bulk output-volumes and bulk refining margins, higher equity investment income and asset sales. The strong euro, compared to the US dollar, and depressed melamine margins adversely affected earnings. **Clean EBIT** rose by 35% to EUR 672 mn (1-9/03: EUR 497 mn) after excluding for the disposal gain of exploration assets in Sudan, income from the disposal of real estate recorded in the Corporate and Other segment, as well as a number of smaller items. **Clean net income** showed an increase of 45% to EUR 460 mn (1-9/03: EUR 317 mn), helped by a strong contribution from equity investments.

Compared to the previous quarter, clean EBIT in **Q3/04** increased by 24% to EUR 294 mn, mainly driven by a strong performance in Refining due to higher volumes and lower crude supply cost as well as significantly higher realized oil prices in E&P. Net income at EUR 203 mn was higher by 29% due to lower net interest charges and a lower effective tax rate of 32.5%.

Economic environment: Oil prices and exchange rates

World crude demand during the first nine months of 2004 increased by 2.6 mn bbl/d to 81.8 mn bbl/d compared to last year, mainly due to high non-OECD demand. On the supply side, **world crude production** increased by 4 mn bbl/d or 5% to 82.7 mn bbl/d, indicating an inventory build-up of 0.9 mn bbl/d. OPEC countries raised their production of crude and NGL to 32.8 mn bbl/d while non-OPEC output remained at 49.9 mn bbl/d.

Crude prices continued to rise during the first nine months of 2004 and exceeded last year's level by 27%. The average price for Brent increased to USD 36.29/bbl in 1-9/04 compared to USD 28.65/bbl in 1-9/03. The main factors behind the high price levels were high demand and continued instability in Iraq, Nigeria and Venezuela, but production shortfalls resulting from hurricanes in the Gulf of Mexico and uncertainties regarding the Russian Yukos group also contributed to the price increase. **Rotterdam petroleum product prices** were on average between 15% and 20% higher than in 1-9/03.

The US dollar (USD) was considerably weaker during the first nine months of the year, with the **average euro exchange rate** rising by 10% to USD 1.226 for 1 EUR (1-9/03: USD 1.112). In Q3/04 the euro strengthened again compared to the prior quarter (Q2/04: USD 1.204), rising to USD 1.222 (Q3/03: USD 1.124).

Business segments: Exploration and Production (E&P)

Q3/04	Q3/03	%	in EUR mn	1–9/04	1–9/03	%	2003
239.77	209.84	14	Segment sales	715.66	632.97	13	864.42
109.05	69.68	56	EBIT	386.36	234.19	65	303.23
14.35	(0.56)	–	Special items [1]	(69.18)	6.25	–	40.55
123.40	69.12	79	Clean EBIT [1]	317.18	240.44	32	343.78

[1] Special net charges are added back to EBIT; charges in 1-9/04 relate to personnel restructuring costs, write-offs and gains on the disposal of exploration assets in Sudan.

Segment sales increased by 13% to EUR 715.66 mn, mainly as a result of significantly higher volumes. The Company's average **realized crude price** was USD 32.86/bbl, showing an increase of 24% when compared with 1-9/03 at USD 26.59/bbl. The Group's average realized gas price in 1-9/04 declined by about 12% compared to the first nine months of 2003, mainly due to lower domestic gas prices and increased volumes in Pakistan where prices are below European levels.

EBIT increased by 65% to EUR 386.36 mn. This rise in reported EBIT stemmed mainly from the disposal of exploration assets in Sudan (EUR 96.72 mn; a supplementary premium of EUR 3.72 mn was booked in Q3/04). Special charges for personnel restructuring were EUR 6.10 mn and write-offs of E&P assets (mainly in Ecuador) amounted to EUR 21.44 mn, leading to a **clean EBIT** of EUR 317.18 mn. The 32% growth in clean EBIT is predominantly due to significantly higher crude oil and gas sales volumes. The higher realized crude oil prices in the first nine months were partly compensated by lower gas prices, higher hedging expenses (1-9/04: EUR 30.48 mn; 1-9/03: EUR 10.42 mn) and a higher EUR/USD exchange rate, with the euro gaining 10% in value during the period.

Production costs excluding royalties (OPEX) in 1-9/04 increased to USD 5.46/boe (1-9/03: USD 5.24/boe). Higher production volumes from fields with relatively low production costs could not compensate for the adverse effect of the weaker USD exchange rate and exchange rate movements between the USD and pound sterling. Production costs in EUR terms would have declined by 6% over the same period.

Exploration expenditure increased by 2% to EUR 70.62 mn (1-9/03: EUR 69.10 mn), mainly due to higher exploration activities in Pakistan, Libya, Iran and New Zealand.

Total production of oil, NGL (natural gas liquids) and gas rose to 34.5 mn boe, a strong increase of 8% in the average production rate to 126,000 boe/d (1-9/03: 32.0 mn boe or 117,000 boe/d). **Oil and NGL production** of 21.07 mn bbl was 1% below last year's level of 21.21 mn bbl, mainly due to the sale of the Cabimas oil field in Venezuela and lower volumes in the UK. **Gas production** increased by 25% to 80.52 bcf or 2.16 bcm (1-9/03: 64.49 bcf or 1.73 bcm), mainly due to additional production from the Sawan field in Pakistan, which showed a strong performance in its first year of full operation.

Comparing the quarters, EBIT in Q3/04 was EUR 109.05 mn (Q2/04: EUR 184.67 mn). The decrease was due mainly to the effect of the disposal of the Sudan assets in Q2/04. Clean EBIT nevertheless increased by about 23% reflecting higher oil and gas price realizations and lower OPEX (Q3/04: USD 5.10/bbl; Q2/04: USD 5.83/bbl). These positive effects were partly offset by exploration expenditures returning to normal levels (Q3/04: EUR 25.07 mn; Q2/04: EUR 15.20 mn) and lower production volumes mainly due to the sale of the Cabimas oil filed in Venezuela.

One of the **operational highlights** regarding the **Preussag** acquisition was the final approval for the development of the New Zealand gas field, **Pohokura**. This move will allow the joint venture to immediately commence work on the project, which is expected to deliver first gas around the middle of 2006. On August 12, 2004 the 90% interest in the OMV operated **Cabimas** oilfield (Venezuela) was sold to Petroleum Technical Services Corporation. The commercial effective date is January 1, 2003.

In **Australia** OMV has increased its share by 5% in the Sole gas field in the offshore Victoria Basin, raising its share to 40%. In Australia, we are in the process of reviewing the remaining carrying values of some assets which could lead to an unplanned depreciation charge of some approximately EUR 30 mn. This review has been instigated following production difficulties encountered at our Patricia Baleen gas field, where remedial options are currently under evaluation.

In the **North Sea** OMV has been awarded six exploration licenses. The license awards are for Block 30/30 in the Central Graben and Block 204/13 in the West of Shetland region. For the first time since its entry into the UK in 1987, OMV will become operator for two licenses.

On November 2, OMV saw first oil from the **Howe** field. The field lies in the North Sea, close to the producing Nelson and Forties fields. OMV has a 20% stake in the Howe field, which is operated by Shell. Howe is expected to start with an initial production rate of 13,000 boe/d, of which OMV has around 2,600 boe/d. With Howe on stream OMV's average oil and gas production in the UK increases to about 17,000 boe/d.

OMV's **reserves** are regularly evaluated by independent reserve auditors. This year DeGolyer & MacNaughton performed a review of OMV's proved reserves as of December 31, 2003. The results of this independent review are in accordance with the reserves reported by OMV in its 2003 Annual Report.

Refining and Marketing (R&M)

Q3/04	Q3/03	%	in EUR mn	1-9/04	1-9/03	%	2003
2,678.35	1,734.70	54	Segment sales	6,351.92	4,301.55	48	6,023.45
160.87	61.61	161	EBIT	314.68	195.05	61	265.13
2.18	(0.79)	–	Special items [1]	8.55	11.29	–	20.61
163.05	60.82	168	Clean EBIT [1]	323.23	206.34	57	285.73

[1] Special net charges are added back to EBIT; charges in 1-9/04 relate to personnel restructuring costs.

R&M **segment sales** increased by 48% to EUR 6,351.92 mn, mainly because of higher sales volumes due to the inclusion of the BP downstream assets for nine months of this year compared to three months in 1-9/03, as well as higher product prices.

Reported EBIT increased by 61% to EUR 314.68 mn, mainly reflecting strong bulk refining margins and higher refining and marketing volumes due to the BP downstream assets. In the period under review hedging expenses for refining margins of EUR 34.09 mn were accounted for. **Clean EBIT**, which reflects adjustments for personnel restructuring costs of EUR 8.55 mn increased by 57% to EUR 323.23 mn.

The benchmark bulk margin ex Rotterdam for Schwechat showed an increase of 34% to USD 3.67/bbl compared to last year's level of USD 2.73/bbl. Q3/04 results were especially boosted by extremely high refining margins of USD 3.85/bbl, up 97% on last year's levels (Q3/03: USD 1.95/bbl). **Petrochemicals** showed 6% higher sales volumes. As price increases of petrochemical products were not sufficient to cover higher feedstock-costs margins decreased. This is the main driver to the decline of the EBIT contribution of basic petrochemicals to EUR 70.82 mn (1-9/03: EUR 78.25 mn).

Compared to the second quarter EBIT (Q2/04: EUR 119.74 mn) the strong results in the third quarter resulted mainly from firstly an opening of the spread between the cost of sweet and sour crudes, manifest in Q3, and reduced crude input costs to our refineries. Secondly, lower reference bulk refining margins were more than compensated by higher volumes following the scheduled refinery turnaround at Schwechat in Q2/04.

Combined **production volumes in Refining** increased to 11.98 mn t (1-9/03: 9.79 mn t) due to the additional volume of the 45% stake in BAYERNOIL of 3.78 mn t. The like-for-like comparison without BAYERNOIL showed a decrease of 4% mainly due to the refinery turnaround at Schwechat. Consequently, **total volumes sold** by OMV as a showed a substantial increase over last year, rising by 30% from 9.95 mn t to 12.92 mn t (including contributions of BAYERNOIL of 3.78 mn t).

OMV's **refining input** rose to 13.24 mn t (1-9/03: 10.85 mn t), reflecting the addition of BAYERNOIL's processing of 4.00 mn t. **Capacity utilization** in 1-9/04 decreased from 94% to 92% due to the scheduled turnaround at Schwechat in Q2, though the Q3 utilization rate rose strongly to 99% compared to 83% in Q2.

The Company's **Marketing** activities have grown significantly following last year's acquisitions. Retail station sales volumes were higher and commercial volumes also rose markedly, leading to an increase of 23% in total sales volumes to 8.54 mn t (1-9/03: 6.96 mn t). On June 30, 2004, OMV purchased the remaining half of the shares in OMV ISTRABENZ Holding Plc., which became a wholly-owned subsidiary of OMV as of October 7 and is now named OMV ADRIATIK. Reporting of

marketing volumes and the number of retail stations, however, will not be affected as the 100% figures were previously reported.

As of September 30, 2004, OMV's **retail network** totaled 1,794 stations in operation (December 31, 2003: 1,782). In total, 35 stations were added and 23 outlets were closed. The number of international stations increased by 21 outlets, reaching 1,178 stations, accounting for 66% of our retail portfolio (December 31, 2003: 65% with 1,157 stations).

According to preliminary figures, the average total **market share** held by the OMV Group in Marketing (retail and commercial businesses) in Central and Eastern Europe (Austria, Germany, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Italy, Romania, Serbia-Montenegro, Slovakia and Slovenia) increased to approximately 14% (1-9/03: 11%).

Following recent reporting changes, the **Plastics** business of Polyfelt was transferred from the Chemicals segment to R&M. Therefore sales and EBIT figures of 1-9/04 include Plastics. Comparative figures have not been restated as the impact is not considered material.

Gas

Q3/04	Q3/03	%	in EUR mn	1-9/04	1-9/03	%	2003
172.48	185.80	(7)	Segment sales	575.61	678.52	(15)	794.38
18.00	21.18	(15)	EBIT	57.31	53.89	6	78.64
0.09	1.61	–	Special items [1]	0.27	2.05	–	0.81
18.09	22.79	(21)	Clean EBIT [1]	57.58	55.94	3	79.45

[1] Special net charges are added back to reported EBIT; charges in 1-9/04 relate to personnel restructuring costs.

Segment sales decreased by 15% to EUR 575.61 mn. This was largely a result of the transfer of trading activities to EconGas, which gradually grew its operations in 2003 and is accounted for at-equity.

EBIT increased by 6% to EUR 57.31 mn. The increase was due to higher transportation volumes sold, lower cost on the TAG (Trans-Austria-Gasleitung) pipeline and increased storage volumes and storage performance. A positive contribution also came from the fact that expenses for the major overhaul (expenses incurred in 2002 and 2003) on the WAG (West-Austria-Gasleitung) pipeline were now charged to Baumgarten-Oberkappel-GmbH. Special charges for personnel restructuring were EUR 0.27 mn, thus leading to a **clean EBIT** of EUR 57.58 mn.

Optimized use of existing transportation capacities and therefore increased transportation volumes were a positive factor in the carrier business, compensating to some extent for losses due to the regulation of the pipeline infrastructure used for domestic transportation. Total gas **transportation capacity sold** increased by 2% to 1,493 mn cbm/h*km, mainly due to the expansion of the TAG pipeline capacity as well as higher capacities sold on the PENTA West pipeline to Germany (1-9/03: 1,460 mn cbm/h*km).

The **supply business** was impacted by lower import volumes due to pipeline repair work outside of Austria and lower margins. As of September 30, 2004, **contracted storage volumes** of natural gas held for OMV customers increased by 1% to 1.72 bcm. One of the storage facilities was closed in Q2/04, leading to a lower storage fee charged by the Exploration and Production segment for the remaining year. In 2005 the storage fee charged to our Gas business is expected to be lower by about EUR 2 mn.

The **Nabucco** Company Pipeline Study GmbH signed an engagement letter with ABN AMRO Bank N.V. as a financial advisor in July and this week Freshfields Bruckhaus Deringer has been selected as leading legal counsel to the project. The Nabucco project, currently under evaluation, would transport gas from the Caspian Sea Region to Austria and also provide access for Europe to Middle Eastern reserves. The company is now focusing on developing a financing model for constructing the pipeline, to design appropriate incentives for investors, to coordinate all marketing activities and to enter into negotiations on transportation contracts with potential shippers. The consortium consists of Botas (Boru Hatları ile Petrol Taşıma AŞ) from Turkey, Bulgargaz EAD from Bulgaria, S.N.T.G.N. TRANSGAZ S.A. from Romania, MOL Natural Gas Transmission Company Ltd. from Hungary and OMV Gas GmbH.

Chemicals [1]

Q3/04	Q3/03	%	in EUR mn	1–9/04	1–9/03	%	2003
109.24	135.96	(20)	Segment sales	286.61	369.96	(23)	490.86
6.19	13.84	(55)	EBIT	15.10	26.85	(44)	42.90
0.00	0.00	–	Special items [2]	0.48	(0.30)	–	(1.98)
6.19	13.84	(55)	Clean EBIT [2]	15.59	26.55	(41)	40.92

[1] Excluding Plastics, from beginning of 2004 Plastics has been included in R&M.
[2] Special items in 1-9/04 relate to gains on real estate disposals.

Following recent reporting changes, the **Plastics** business of Polyfelt was transferred from the Chemicals segment to R&M. Therefore sales and EBIT figures of 1-9/04 exclude the activities of Plastics. Comparative figures have not been restated as the impact is not considered material.

Segment sales in Chemicals declined by 23% to EUR 286.61 mn, mainly as a result of the reorganization mentioned above, maintenance plant shut-downs and lower melamine prices.

EBIT dropped to EUR 15.10 mn due to weaker melamine margins and maintenance turnaround shut-downs in the Austrian and Italian plants, whereas the contribution of urea and the fertilizer business increased strongly. **Clean EBIT**, excluding gains on the disposal of real estate, was EUR 15.59 mn. **Q3/04 EBIT** declined by 55% to EUR 6.19 mn reflecting depressed melamine margins, stable fertilizer results and strong urea results.

In **melamine**, sales volumes were up by 13% notwithstanding maintenance stops in the Austrian and Italian plants. Difficulties in third-party supply of some raw materials led to an unscheduled plant turnaround in Castellanza, thus negatively affecting results. In addition, prices and margins were still under pressure due to difficult markets and higher expenses for increased marketing activities although margins are already recovering from lows seen in Q1/04. These activities were in preparation for the streaming of new capacity of the melamine plant in Piesteritz, Germany, which started trial operations in October 2004. Full production is expected by the end of 2004. Q3/04 volumes were up by 24% and margins were significantly lower compared to Q3/03 figures.

The **fertilizer** business saw stable sales volumes in 1-9/04. Slightly higher prices and improved margins in calcium ammonium nitrate as a result of lower gas prices led to an increased EBIT contribution. In Q3/04 sales volumes increased slightly by 3%, whereas, calcium ammonium nitrate, in particular, showed growth in volumes and margins.

Group statements: Income statement

Consolidated sales excluding petroleum excise tax for the nine months increased by 33% to EUR 7,480.85 mn (1-9/03: EUR 5,605.93 mn), mainly due to increased volumes and price levels. R&M represented some 85% of total consolidated sales, Gas accounted for almost 8%, Chemicals for about 4% and E&P for approximately 4% (sales in E&P being in large part inter-company sales rather than third party sales).

Group EBIT improved significantly to EUR 741.78 mn (1-9/03: EUR 476.29 mn), showing an increase of 56%. This rise in reported EBIT stemmed from the disposal of assets in E&P and the Corporate and Other segment as well as from higher sales volumes in almost all other segments. After eliminating net special income, **clean EBIT** increased by 35% to EUR 672.30 mn (1-9/03: EUR 496.49 mn). **Net special income** of EUR 69.47 mn relates to income from the disposal of exploration assets in Sudan (EUR 97 mn), to income from real estate disposals of EUR 16.51 mn, personnel restructuring charges (EUR 21.80 mn), uninsured losses (EUR 0.52 mn), and write-offs of E&P assets amounting to EUR 21.44 mn (1-9/03: total special charges of EUR 20.30 mn).

Financial items comprise the net position of interest charges and interest income, income/losses from equity investments and other financial income/losses. In summary, total financial items for 1-9/04 represented an income of EUR 14.66 mn (1-9/03: expense of EUR 19.91 mn). The EUR 34.57 mn improvement in 1-9/04 was due to improvements in equity income (improvement of EUR 46.97 mn) that more than compensated for higher net interest expenses.

Net interest charges increased by EUR 11.86 mn to EUR 39.78mn (1-9/03: EUR 27.20mn). Interest and similar expenses increased by EUR 3.55 mn to EUR 65.19 mn. The interest components of pension obligations, included in interest expense, amounted to EUR 24.56 mn (1-9/03: EUR 25.33 mn). Interest income, including returns from securities, improved by EUR 8.32 mn to EUR 25.41 mn.

Equity investment income amounted to EUR 55.04 mn (1-9/03: EUR 8.08 mn). One of the most important equity income sources is the participation in Borealis. OMV accounts for its 25% share in **Borealis'** results as part of net financial items. For the first nine months of 2004 this amounted to a profit of EUR 30.70 mn (1-9/03: a loss of EUR 4.75 mn). Equity income from **EconGas GmbH**, the leading Austrian gas supplier established in 2003, in which OMV holds a 50% stake, amounted to EUR 12.77 mn (1-9/03: EUR 4.67 mn). Other **financial charges** were EUR 0.60 mn (1-9/03: EUR 0.07 mn).

In the first nine months 2004, **income from ordinary activities** increased by 66% to EUR 756.44 mn (1-9/03: EUR 456.38 mn). **Taxes on income** for the Group rose from EUR 152.86 mn to EUR 249.59 mn. Current taxes on income were EUR 215.79 mn, up on last year's level of EUR 100.09 mn. Deferred taxes of EUR 33.80 mn were recognized in 1-9/04 (1-9/03: EUR 52.78 mn). The effective **corporate income tax rate,** based on pre-tax profits, was slightly lower at 33% (1-9/03: 33.5%). In Q3/04 the effective tax rate was 32.5%. In 2005 the Austrian tax reform comes into force leading to a reduction of the Austrian corporate tax rate from 34% to 25%. Therefore an adjustment to deferred tax assets was necessary, leading to a decrease in 2004 earnings, which has been fully recognized in Q2/04. However, this impact was mitigated in Q2/04 by the sale of exploration assets in Sudan, which had a positive impact on the effective tax rate.

Net income for the first nine months increased by 67% to EUR 506.85 mn (1-9/03: EUR 303.52 mn). Clean net income adjusted for special items amounted to EUR 460.30 mn, thus showing an increase of 45% (1-9/03: EUR 317.02 mn).

Balance sheet, capital expenditure and gearing

Total assets increased by 11% to EUR 8.33 bn (December 31, 2003: EUR 7.52 bn). Fixed assets grew to EUR 5.33 bn (December 31, 2003: EUR 5.20 bn). **Additions to fixed assets** amounted to EUR 489.76 mn, which was below last year's level mainly due to last year's acquisitions of the Preussag E&P assets and the BP downstream assets (1-9/03: EUR 752.24 mn). Of this amount about 81% resulted from additions to tangible assets (1-9/04: EUR 385.12 mn; 1-9/03: EUR 576.21 mn). Additions to financial assets were EUR 74.51 mn (1-9/03: EUR 120.69 mn), and additions to intangible assets were EUR 20.12 mn (1-9/03: EUR 55.34 mn). As of October 13, the Company's interest in the Hungarian oil company MOL increased from approximately 9% to 10%. By raising its share to 10.00% and holding it at this level, OMV's stake in MOL would qualify for

treatment as an international equity participation, thus allowing a favorable tax treatment. **Current assets** (including prepaid expenses and deferred charges) increased by almost 30% to EUR 3.00 bn (December 31, 2003: EUR 2.31 bn), mainly due to increases in accounts receivable and cash.

Capital expenditure in the first nine months of 2004 amounted to EUR 450.54 mn and was 63% down on last year's level of EUR 1,212.26 mn, as the Preussag and BP acquisitions were included in 1-9/03. Of the 2004 CAPEX figure, 27% was invested in E&P, mainly for field developments and 58% in R&M, mainly for the ethylene cracker revamp and for retail stations. Capital expenditure in the Gas segment, about 4% of the total, was largely devoted to the TAG Loop II transit pipeline expansion project. Chemicals invested almost 7% of the total amount for the construction of the melamine plant in Piesteritz, Germany.

The **gearing ratio** (net debt divided by stockholders' equity) came down markedly to 19% at the end of September 2004 (December 31, 2003: 40%). **Net debt** decreased from EUR 1,080.97 mn at the end of 2003 to EUR 585.44 mn. Financial liabilities, mainly liabilities to banks and corporate bonds, were lower at EUR 1,250.65 mn (December 31, 2003: EUR 1,411.74 mn). In Q2/03, OMV issued a EUR 250 mn corporate bond with a maturity of seven years and US senior notes (private placement) with maturities of ten and twelve years raising USD 320 mn, which represent financial liabilities at the end of September 2004 of EUR 507.88 mn (December 31, 2003: EUR 503.37 mn). Current financial assets (liquid funds) increased to EUR 665.22 mn (December 31, 2003: EUR 330.77 mn).

Stockholders' equity increased by approximately 15% to EUR 3.10 bn (December 31, 2003: EUR 2.69 bn) and the Group's **equity ratio** increased from 36% at year end 2003 to 37%. The value of OMV **shares** owned by the Company increased to EUR 14.79 mn (December 31, 2003: EUR 12.17 mn), as in the first nine months of 2004 18,284 shares were purchased, 4,500 shares resold and 3,000 shares used as part of the stock option plan. Therefore the total number of own shares held by the Company amounted to 134,945 as of September 30, 2004. **Liabilities** increased to EUR 3.24 bn (December 31, 2003: EUR 3.00 bn) due to higher accounts payable from trade and other liabilities.

Cash flows

Free cash flow (defined as the difference between cash flow from operating activities less cash flow from investing activities and dividend payments) for the first nine months of 2004 amounted to an inflow of EUR 555.37 mn (1-9/03: outflow of EUR 694.75 mn).

Sources of funds at EUR 671.44 mn increased by almost 12% (1-9/03: EUR 600.27 mn), mainly resulting from the strong increase in net income by 67%, although this was partly mitigated by the gains from the disposal of fixed assets and from non-cash components of results from equity consolidated companies. Net working capital contributed EUR 235.03 mn to the operating cash flow, mainly due to significantly higher accounts receivable and an increase in liabilities and short-term provisions at September 30, 2004. In 1-9/03, the increase in net working capital of EUR 91.76 mn resulted mainly from higher liabilities and higher short-term provisions, partly offset by higher accounts receivable. Overall, **net cash provided by operating activities** was strong at EUR 906.47 mn (1-9/03: EUR 692.03 mn).

Net cash used in investing activities was lower at EUR 243.58 mn (1-9/03: EUR 1,290.58 mn), including inflows from disposals of EUR 164.67 mn (1-9/03: EUR 49.10 mn). 2003 reflects the payment of the two large acquisitions, whereas in 2004 the sale of the exploration assets in Sudan reduced net cash flow from investing activities. **Net cash used in financing activities** showed an outflow of EUR 297.13 mn, mainly due to a reduction of loans and long-term refinancing and the dividend payment. In the first nine months of 2003 an inflow of EUR 584.13 mn was recorded, mainly due to the accomplishment of long-term refinancing for the two acquisitions. **Cash and cash equivalents** increased in the first nine months of 2004 by EUR 366.35 mn to EUR 663.71 mn. In 1-9/03, cash decreased by EUR 19.60 mn to EUR 176.40 mn.

US GAAP

The main differences between net income and stockholders' equity as reported under the Austrian Commercial Code (ACC) and US GAAP derive from differing standards for the valuation of assets and liabilities, for the treatment of accounting changes and for the timing of the recording of transactions. The largest reconciliation items for both positions are depreciation, derivative instruments, pensions, severance and jubilee payments, restructuring expenses, and the deferred tax adjustments on these items.

Stockholders' **equity,** according to US GAAP, increased to EUR 3.14 bn (December 31, 2003: EUR 2.72 bn), and was more than 2% higher than the corresponding ACC equity (after minorities) of EUR 3.07 bn. The main positive reconciliation items are securities depreciation and other provisions, whereas adjustments for pension, severance and jubilee payments and derivative instruments, which are marked to market under US GAAP, decreased the Group's equity under US GAAP. **Net income** according to US GAAP was EUR 386.81 mn for the first nine months of 2004 (1-9/03: EUR 255.95 mn), 23% lower than the ACC net income of EUR 505.34 mn (excluding minorities). This decrease is mainly due to derivative instruments, depreciation and restructuring liabilities.

EPS under US GAAP increased by 51% to EUR 14.39 (1-9/03: EUR 9.53). Reported **EPS, according to ACC,** rose by 66% to EUR 18.80 (1-9/03: EUR 11.29) and clean **EPS,** according to ACC, increased by 45% to EUR 17.07 (1-9/03: EUR 11.80).

Adapting to International Financial Reporting Standards

OMV will adapt to International Financial Reporting Standards (IFRS) in 2005. We have established a project team involving representatives of business segments and functions to plan for and achieve a smooth transition to IFRS.

OMV Group's full year results 2004 will be for the last time presented according to Austrian GAAP with reconciliation to US GAAP. Starting with Q1/05 results the Group will be reporting under IFRS only.

In early 2005 we will provide information on the major differences between Austrian GAAP and IFRS and on the impact of adapting to IFRS on balances sheet and earnings. Also comparative IFRS figures for previous years will be available at that time.

Personnel

As of the end of September 2004, OMV Group headcount was at 6,210 employees, an increase of 73 employees compared to December 31, 2003 (December 31, 2003: 6,137). Compared to the figure as of September 30, 2003, headcount increased by 21 employees from 6,189.

Outlook for 2004

The acquisition of 51% of the Romanian oil and gas company SNP Petrom is a significant step towards exceeding our stated strategic targets for E&P and towards meeting our target for R&M. The integration of Petrom will be the main focus for the next years. Closing of the transaction is expected for Q4/04. On this basis Petrom's assets would be fully consolidated at the end of the current year. No impact on net income will be recognized for 2004 as this will not be material to the Group's overall results.

The macro economic drivers of our performance – including crude and natural gas prices, refining margins and exchange rates, among others – will continue to be volatile in 2004. We expect the overall average crude price for the full year to be significantly higher than last year's level (2003: USD 28.84/bbl). However, this will not be fully felt in earnings due to the stronger euro and an accelerated personnel restructuring program amounting to EUR 60 mn in total for 2004, of which some EUR 40 mn will be charged in Q4/04. Undetermined remains whether the trend of the strengthening euro seen since September will continue or not.

In **E&P** we expect to continue to benefit from a high oil price environment. In Australia, we are in the process of reviewing the remaining carrying values of some assets which could lead to an unplanned depreciation charge of some approximately EUR 30 mn. This review has been instigated following production difficulties encountered at our Patricia Baleen gas field, where remedial options are currently under evaluation. Following the sale of certain Latin American assets, average daily production for the year as a whole is expected to be slightly lower than the 126,000 boe/d achieved to date.

In **Marketing** we expect to continue to increase our market share in the growth markets. Following the closing of the acquisition of the remaining 50% of OMV Istrabenz, this business will be fully consolidated into OMV's accounts, starting with Q4/04. For the remaining year we expect that results will remain under pressure because of weaker margins in all countries in which OMV operates. The **Refining** business should show an improvement over last year driven by better refining margins. The results of the BAYERNOIL/BP assets will be included for twelve months. Demand in the segment is likely to suffer from high product prices and consequent changes in consumer behavior.

We expect **Gas** earnings to stabilize now that the developed business units are firmly established. We also expect EconGas to post slightly higher earnings, because of better market conditions. The **Chemicals** business is expected to experience lower melamine margins compared to last year.

2004 earnings have been negatively impacted by the Austrian tax reform, which will come into effect in 2005. A decrease in 2004 earnings arose due to the necessary adjustment of deferred tax assets. However, from 2005 we would expect corporate tax to decrease as the Austrian corporate tax rate is reduced from 34% to 25%.

Taking all of the above trends into account, we expect results to be well above last year's level, as indicated by the strong results of the first nine months to date. However, the fourth quarter of the year is not likely to show the same performance as Q3/04 due to the above mentioned additional special charges and due to some expected weakening in the market conditions.

Stock watch: January- September 2004


170%
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Jan. 04
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May 04
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OMV
ATX prime
FTSE Oil & Gas
FTSE Eurotop

In Q3/04 sentiment on international financial markets overall was slightly negative, pulling major indices moderately lower (Nikkei (9)%, DAX (5)%, Dow Jones (3)%, FTSE Eurotop (1)%, FTSE 100 3%). Contrary to these trends oil and gas stocks profited from steadily rising oil prices as worries about crude prices remaining at such high levels grew. The FTSE Oil & Gas Index increased by 5%. **OMV's share price** rose by 16% in Q3/04 totaling a 57% rise in the first nine months of 2004. The Austrian Trade Index (ATX) increased by 3%, making it again one of the top-performing indices worldwide.

OMV share **turnover volumes** on the Vienna Stock Exchange was EUR 907 mn in Q3/04, a slight decrease from EUR 983 mn in Q2/04, reflecting the lower turnover season during summer. However, compared to Q3/03 the turnover increased by 119%. The OTC (over the counter) turnover in Q3/04 for OMV shares was EUR 386 mn, or about 30% of OMV's total turnover volume of EUR 1,294 mn. By comparison, the turnover volumes for the total equity market of the Vienna Stock Exchange were EUR 9,146 mn in Q3/04 (Q3/03: EUR 5,972 mn), reflecting the positive environment for the Austrian financial market.

Key ratios of OMV stock (January–September 2004)

ISIN: AT0000743059	Market capitalization (September 30)	EUR 5,008 Mio
Vienna SE: OMV	Stock exchange turnover (1-9/04)	EUR 2,558 Mio
Reuters: OMV.VI	Last (September 30)	EUR 185.50
Bloomberg: OMV AV	High (September 23)	EUR 194.60
ADR Level I: OMVKY	Low (January 2)	EUR 119.30

Further information

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 1 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 1 40 440-21660; e-mail: thomas.huemer@omv.com
Homepage:	www.omv.com

Cubitt Consulting

Noga Villalón, London	Tel. +44 (207) 367-5100; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York	Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement: **January–December and Q4 2004** in March 2005

Financial statements

According to ACC (Austrian Commercial Code) in EUR; audited figures for full year results; unaudited figures for quarterly results, rounded figures sometimes do not add up.

Abbreviations: ACC: Austrian Commercial Code; bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm/h/km: cubic meter per hour per kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Sales in EUR 1,000

Q3/04	Q3/03		1–9/04	1–9/03	2003
239,770	209,838	Exploration and Production	715,663	632,971	864,415
2,678,353	1,734,702	Refining and Marketing [1]	6,351,922	4,301,550	6,023,451
172,476	185,797	Gas	575,611	678,524	794,381
109,235	135,958	Chemicals [2]	286,606	369,959	490,858
35,508	19,164	Corporate and Other	111,718	76,393	110,882
3,235,342	**2,285,459**	**Segment subtotal**	**8,041,520**	**6,059,397**	**8,283,987**
(216,444)	(154,124)	less: internal sales	(560,674)	(453,466)	(639,555)
3,018,898	**2,131,335**	**OMV Group**	**7,480,846**	**5,605,931**	**7,644,432**

EBIT in EUR 1,000

Q3/04	Q3/03		1–9/04	1–9/03	2003
109,045	69,679	Exploration and Production	386,364	234,186	303,229
160,866	61,613	Refining and Marketing [1]	314,681	195,049	265,126
18,003	21,175	Gas	57,308	53,887	78,644
6,194	13,835	Chemicals [2]	15,102	26,853	42,901
(16,639)	(11,765)	Corporate and Other	(31,680)	(33,681)	(46,291)
277,469	**154,537**	**Segment subtotal**	**741,775**	**476,294**	**643,609**
17,023	600	Special items [3]	(69,473)	20,300	61,184
		thereof:			
14,352	*(560)*	*Exploration and Production*	*(69,183)*	*6,250*	*40,548*
2,181	*(790)*	*Refining and Marketing [1]*	*8,551*	*11,290*	*20,607*
90	*1,610*	*Gas*	*270*	*2,050*	*808*
0	*0*	*Chemicals [2]*	*484*	*(300)*	*(1,980)*
400	*340*	*Corporate and Other*	*(9,595)*	*1,010*	*1,201*
294,492	**155,137**	**OMV Group clean EBIT**	**672,302**	**496,594**	**704.793**

[1] including petrochemicals and Plastics (from 2004 onwards) [2] excluding Plastics starting from January 2004
[3] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Changes in stockholders' equity in EUR 1,000

	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Own shares	Minority interest	Unappropri-ated income OMV AG	Stockholders' equity
1.1.2004	**196,290**	**417,663**	**1,978,905**	**(53,426)**	**12,171**	**26,144**	**107,588**	**2,685,335**
Net income			505,337			1,508		506,845
Dividend recommendation								0
Changes			(2,616)		2,616	875		875
Dividend paid						(305)	(107,522)	(107,827)
Foreign exchange differences				12,749				12,749
30.9.2004	**196,290**	**417,663**	**2,481,626**	**(40,677)**	**14,787**	**28,222**	**66**	**3,097,977**

Consolidated balance sheet in EUR 1,000

Assets		**30.9.2004**	**31.12.2003**
A.	Fixed assets		
I.	Intangible assets	165,052	160,284
II.	Tangible assets	3,961,284	3,858,141
III.	Financial assets	1,203,995	1,185,468
		5,330,331	**5,203,893**
B.	Current assets		
I.	Inventories	709,766	707,237
II.	Accounts receivable and other assets	1,572,337	1,237,182
III.	Cash in hand and cash at bank, securities	679,984	341,554
		2,962,087	**2,285,973**
C.	Deferred taxes		
D.	Prepaid expenses and deferred charges	33,829	26,820
		8,326,247	**7,516,686**

Stockholders´ equity and liabilities			
A.	Stockholders´ equity		
I.	Capital stock	196,290	196,290
II.	Capital and revenue reserves, unappropriated income	2,858,678	2,450,731
III.	Own shares	14,787	12,171
IV.	Minority interests	28,222	26,144
		3,097,977	**2,685,336**
B.	Provisions		
I.	Provisions for severance payments and pensions	668,679	673,886
II.	Other provisions	572,959	375,513
		1,241,638	**1,049,399**
C.	Liabilities	3,221,836	3,002,294
D.	Accrued decommissioning and restoration costs	300,929	298,679
E.	Deferred income	463,867	480,978
		8,326,247	**7,516,686**

Consolidated statement of income in EUR 1,000

Q3/04	Q3/03		1-9/04	1-9/03	2003
3,787,590	**2,797,195**	**Sales including petroleum excise tax**	**9,585,952**	**7,308,044**	**10,036,757**
(768,692)	(665,860)	Petroleum excise tax	(2,105,106)	(1,702,113)	(2,392,325)
3,018,898	**2,131,335**	**Sales**	**7,480,846**	**5,605,931**	**7,644,432**
(39,997)	(32,384)	Direct selling expenses	(105,600)	(88,487)	(130,566)
(2,513,201)	(1,785,272)	Cost of goods sold	(6,217,950)	(4,616,652)	(6,274,421)
465,700	**313,679**	**Gross profit**	**1,157,296**	**900,792**	**1,239,445**
61,102	29,489	Other operating income	134,119	65,858	147,182
(114,893)	(86,077)	Selling expenses	(309,351)	(231,614)	(355,706)
(58,285)	(46,882)	Administrative expenses	(159,502)	(141,619)	(175,714)
(18,529)	(35,691)	Exploration expenses	(54,144)	(62,243)	(74,181)
(4,861)	(3,489)	Research and development	(13,901)	(10,198)	(22,724)
(52,765)	(16,492)	Other operating expenses	(12,742)	(44,682)	(114,693)
277,469	**154,537**	**Earnings before interest and tax**	**741,775**	**476,294**	**643,609**
6,174	965	Financial items	14,662	(19,910)	(47,114)
283,643	**155,502**	**Income from ordinary activities**	**756,437**	**456,384**	**596,495**
(92,234)	(46,992)	Taxes on income	(249,592)	(152,864)	(203,442)
191,409	**108,510**	**Net income for the period**	**506.845**	**303.520**	**393.053**

Summarized statement of cash flows in EUR 1,000

Q3/04	Q3/03		1–9/04	1–9/03	2003
191,409	108,510	Net income for the period	506,844	303,520	393,053
124,999	106,542	Depreciation	354,669	304,549	434,511
(50,046)	(33,639)	Other	(190,072)	(7,798)	(24,230)
266,362	**181,413**	**Sources of funds**	**671,441**	**600,271**	**803,334**
149,253	(1,682)	(Increase) decrease in net working capital	235,028	91,763	135,596
415,615	**179,731**	**Net cash provided by operating activities**	**906,469**	**692,034**	**938,930**
(134,296)	(253,095)	Capital expenditure	(408,248)	(1,339,677)	(1,588,519)
(5,943)	11,827	Proceeds from the sale of fixed assets and subsidiaries	164,668	49,102	92,512
(140,239)	**(241,268)**	**Net cash used in investing activities**	**(243,580)**	**(1,290,575)**	**(1,496,007)**
(66,385)	**(139,833)**	**Net cash provided by (used in) financing activities**	**(297,126)**	**584,129**	**670,459**
(2,591)	(733)	Effect of exchange rate changes	583	(5,187)	(12,021)
206,400	**(202,103)**	**Net increase (decrease) in cash and cash equivalents**	**366,346**	**(19,599)**	**101,361**
457,308	378,505	Cash and cash equivalents at beginning of period	297,362	196,001	196,001
663,708	176,402	Cash and cash equivalents at end of period	663,708	176.402	297.362

US GAAP reconciliation of net income and stockholders' equity in EUR 1,000

(Rounded figures sometimes do not add up.)

Stockholders' equity			Net income		
30.9.2004	31.12.2003		1–9/04	1–9/03	2003
3,097,977	**2,685,336**	**Equity and net income according to ACC**	**506,845**	**303,520**	**393,053**
(28,222)	(26,144)	Income attributable to minority interests	(1,508)	(112)	(945)
3,069,755	**2,659,192**	**Equity and net income after minority interests**	**505,337**	**303,408**	**392,108**
70,884	98,898	Depreciation of fixed assets (other than E&P)	(28,238)	(19,299)	(22,963)
89,250	91,932	Depreciation of fixed assets in E&P	(2,765)	32,092	28,590
(14,787)	(12,171)	Own shares	0	(406)	(559)
(4,188)	(532)	Stock option plans	(3,656)	0	(532)
(5,562)	(7,938)	Purchases of associates	2,407	1,695	2,738
(147,962)	(177,253)	Severance payments, pensions and jubilee payments	6,542	(9,491)	(44,901)
2,264	22,620	Restructuring costs	(20,356)	(66,241)	(52,104)
30,983	43,905	Other provisions	(12,579)	(5,107)	(16,340)
8,490	11,817	Foreign currency translations and transactions	(2,834)	967	33,462
207,539	55,770	Securities	(2,971)	(456)	(322)
(128,131)	(13,178)	Derivative instruments	(115,191)	1,846	(1,054)
(5,684)	(7,579)	Changes in accounting principles: plant upgrades	1,895	1,755	2,341
(32,492)	(42,123)	Deferred taxes	59,222	28,130	51,502
70,604	**64,168**	**Total reconciliation**	**(118,524)**	**(34,515)**	**(20,142)**
3,140,359	**2,723,360**	**Equity and net income according to US GAAP**	**386.813**	**268.893**	**371.966**

Facts & figures

Q3/04	Q3/03		1–9/04	1–9/03	2003
27.00	27.00	Non-par value shares outstanding in million (mn) [1]	27.00	27.00	27.00
26.88	26.86	# of shares less own shares (mn, EPS calculation)	26.88	26.87	26.86
7.14	4.05	Earnings per share (reported, ACC) in EUR	18.80	11.29	14.60
7.56	4.08	Earnings per share (clean [2], ACC) in EUR	17.07	11.80	16.10
4.93	1.85	Earnings per share US GAAP in EUR	14.39	9.53	13.33
1,222	1,124	EUR/USD exchange rate	1,226	1,112	1,131
41.54	28.41	Average Brent crude price in USD/bbl	36.29	28.65	28.84
36.80	26.10	Average OMV realized crude price in USD/bbl	32.86	26.59	26.62
25.07	34.58	Exploration expenditure in EUR mn	70.62	69.10	93.05
18.53	35.69	Exploration expenses in EUR mn	54.14	62.24	74.18
5.10	5.09	Operating expenditure in USD/boe	5.46	5.24	5.24
6.7	7.1	Crude oil and NGL production in mn bbl	21.1	21.2	28.3
25.6	21.7	Natural gas production in bcf	80.5	64.5	91.2
10.9	10.8	Production of crude oil, NGL and gas in mn boe	34.5	32.0	43.7
1.7	1.5	Combined gas sales volumes in bcm	6.0	5.7	8.5
1.72	1.71	Contracted gas storage volume [1] for third parties in bcm	1.72	1.71	1.72
4.50	4.39	Refining crude oil processing in mn t	12.47	10.42	14.89
4.37	4.17	Refining sales volume in mn t	11.98	9.79	13.91
1,794	1,631	Marketing retail network [1]	1,794	1,631	1,782
616	*524*	*thereof: Austria*	*616*	*524*	*625*
10	*10*	*Bosnia and Herzegovina*	*10*	*10*	*10*
67	*65*	*Bulgaria*	*67*	*65*	*66*
34	*30*	*Croatia*	*34*	*30*	*30*
144	*130*	*Czech Republic*	*144*	*130*	*143*
384	*387*	*Germany*	*384*	*387*	*390*
170	*168*	*Hungary*	*170*	*168*	*168*
88	*74*	*Italy*	*88*	*74*	*74*
62	*56*	*Romania*	*62*	*56*	*61*
17	*8*	*Serbia-Montenegro*	*17*	*8*	*12*
99	*78*	*Slovak Republic*	*99*	*78*	*99*
103	*101*	*Slovenia*	*103*	*101*	*104*
3.16	2.98	Marketing sales volume in mn t	8.54	6.96	9.92
6,210	6,189	Employees [1]	6,210	6,189	6,137

[1] figure of end of quarter is equal to that at end of period

[2] using the Group's average tax rate